UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 3, 2008

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

Today, Dollar Tree, Inc. issued a press release announcing that Kevin Wampler is expected to join the Company as Chief Financial Officer.

A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press Release dated November 3, 2008 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 3, 2008

By: /s/ Kathleen Mallas
Kathleen Mallas
Vice President - Controller

EXHIBITS

Exhibit 99.1 Press release dated November 3, 2008 issued by Dollar Tree, Inc.

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Exhibit 99.1

DOLLAR TREE NAMES KEVIN WAMPLER CHIEF FINANCIAL OFFICER

Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, announced that Kevin Wampler has joined the Company as Chief Financial Officer.

Mr. Wampler, a certified public accountant, joins Dollar Tree from The Finish Line, a mall-based specialty retailer, where, since October 2003, he served as Executive Vice President, Chief Financial Officer and Assistant Secretary. Over his 15 year career with The Finish Line, Inc, Mr. Wampler held a number of senior finance positions including Senior Vice President, Chief Accounting Officer / Assistant Secretary and Senior Vice President, Corporate Controller/ Assistant Secretary. After graduating from Michigan Technological Institute in 1986 with a Bachelor of Science in Business Administration: Accounting, Mr. Wampler joined Ernst & Young and progressed to Audit Manager before joining The Finish Line in 1993.

"We are pleased to have an executive of Kevin's experience join us as our new Chief Financial Officer," said President and CEO Bob Sasser. "Kevin will oversee all of Dollar Tree's financial functions, including accounting, treasury, financial reporting and investor relations. Kevin's extensive retail background in specialty retailing will be a real plus and he will be instrumental in helping Dollar Tree continue its growth while maintaining a strong financial structure."

Kevin will be relocating to the Hampton Roads Virginia area with his wife Renee, daughter Ashley and son Zach.

As of August 2, 2008, Dollar Tree operated 3,517 stores in 48 states.

CONTACT:Dollar Tree, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com

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